================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                                  ENDESA, S.A.
                            (Name of Subject Company)

                             ----------------------

                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)

                             ----------------------


                 Ordinary shares, nominal value (euro)1.20 each

           American Depositary Shares, each representing the right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
                               Michael J. Willisch
                              Davis Polk & Wardwell
                            Marques de la Ensenada, 2
                               28004 Madrid, Spain
                                (34) 91 702 2680

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

(SP) 07501/053/SEC/sched.14d9.initial.comm.9.6.doc

     The following press release was issued by Endesa, S.A. (the "Company" or "Endesa") on September 6th, 2005. Endesa shareholders are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.

                                      * * *


                                  RELEVANT FACT


Endesa's (NYSE:ELE) Board of Directors, in a meeting held today, has analysed the terms of the tender offered by Gas Natural. According to the available information, the Board has considered convenient, for the benefit of the general interest, its shareholders and its employees, and the market, unanimously express a preliminary evaluation of the transaction in the following terms:

     1. The transaction proposed by Gas Natural has been presented in a hostile way without any previous knowledge by Endesa.

     2. The layout and the structure of the offer introduce elements of uncertainty rendering it impossible to determine with detail enough the real value of offered price. In any case, a first evaluation determines that the economic terms of the offer are clearly insufficient and do not reflect by any means the fair value of the Company.

     3. Considering the applicable legislation and existing precedents in the Spanish and in the European Community, the transaction may be hardly compatible with the current regulatory and antitrust regime. Therefore, there are risks not taken into consideration that could imply significant adverse consequences to Endesa's shareholders.

     4. The layout of the transaction in a time where a full review of the electricity regulation is taking place is particularly surprising and worrying. Furthermore, the preliminary conclusions of the mentioned review seem to be completely opposed to the proposed transaction.

     5. The participation in the transaction of the main Company's competitor under the proposed terms presents serious concerns regarding the protection of minority shareholders' interests. Furthermore, this participation does not comply with Spanish and European Community existing antitrust decisions.

This preliminary evaluation is without prejudice to the report that Endesa's Board of Directors should issue in case of the approval of the tender offer by the CNMV (Spanish Stock Exchange Commission) after obtaining the remaining pertinent administrative authorizations, in compliance with the article 20.3 of Royal Decree 1197/1991, issued on 26th of July of 1991, on the Takeover Bids Regime.

The Board of Directors endorses its commitment to the Company's Business Plan on a stand-alone basis, since it's one of the five European largest electricity groups, the first private electricity Company in Latin America and the leader in the Iberian market, and it has a solid, adecuate and ongoing Strategic Plan which ensures growth and profitability.

Considering all the above mentioned, the Board of Directors will adopt all available legal actions in order to defend both Company and shareholder's interests.



                        For additional information please
                       contact Alvaro Perez de Lema, North
                       America Investor Relations Office,
                            telephone # 212 750 7200

                              http://www.endesa.es